September 28, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Extraction Oil & Gas, LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed September 26, 2016
File No. 333-213634
Supplemental response received September 26, 2016

Ladies and Gentlemen:

Set forth below are the responses of Extraction Oil & Gas, LLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2016, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-213634, filed with the Commission on September 26, 2016 (the “Registration Statement”) and supplemental response received September 26, 2016. We are also providing the Staff certain information responsive to comments 2, 3, 4, 5 and 8 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amendment No. 1 to Registration Statement on Form S-1 unless otherwise specified.

Amendment No. 1 to Form S-1

Risk Factors

We are required to pay fees to our service providers based on minimum volumes under a long-term contract regardless of actual volume throughput, page 30

1.                                      File the firm transportation agreement referenced in this paragraph as an exhibit to the registration statement or advise why that is not required under Item 601(b) (10) of Regulation S-K.

RESPONSE:                            As discussed telephonically with the Staff on September 27, 2016, and as set forth in our response to the Staff’s Comment #12 in our correspondence dated July 8, 2016, we do not view such firm transportation agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K and therefore are not required to file the firm transportation agreement as an exhibit to the Registration Statement.

Yorktown’s funds will collectively hold a substantial portion of the voting power of our common stock, page 48

2.                                      Expand your disclosure to address the potential cumulative impact of the conversion of the Series B Preferred Stock into Series A Preferred Stock for which you will have the ability to pay in kind for more Series A Preferred Stock that, in turn, will be convertible into common stock. Address this issue in (i) “Future Sales of Our Common Stock in the Public Market” on page 50 the footnotes to the Existing Ownership table on page 133.

RESPONSE:                            We advise the Staff that the Series B Preferred Units are anticipated to be issued immediately prior to our closing of the Bayswater Acquisition, which is expected to occur on October 3, 2016. We do not expect to pay distributions in kind on the Series B Preferred Units during the period from issuance of the securities to the consummation of this offering and the concurrent conversion of the Series B Preferred Units into shares of the Registrant’s Series A Preferred Stock and intend to add disclosure to that effect to the Registration Statement. We have set forth on Exhibit A proposed edits to the Registration Statement to add such disclosure and to provide investors with the cumulative number of shares of our common stock that would be issuable upon conversion of the Series A Preferred Stock if we paid the Series A Preferred Stock distribution in kind for every quarter from the date of issuance of such securities to the maturity date, and have included in the Supplemental Letter the underlying calculations for the same.

Supplemental Response

Prospectus Summary, page 1

Corporate Reorganization, page 9

3.                                      Provide us with your underlying calculations supporting the ownership percentages of 78.5% and 21.5% for “Existing Owners” and “Investors in this Offering,” respectively.

RESPONSE:                            We have provided in the Supplemental Letter the underlying calculations supporting the percentages identified in the Staff’s comment. We have set forth on Exhibit B proposed edits to the Registration Statement which would show ownership percentages of 76.5% and 23.5% for Existing Owners and Investors in this Offering, respectively. We advise the Staff that these percentages exclude the shares issuable to holders of our Series A Preferred Stock and have set forth on Exhibit B the proposed corresponding edits to the disclosures in the S-1 on page 1.

Corporate Sponsorship and Structure Information, page 11

4.                                      You state: “Upon completion of this offering, Yorktown will own an approximate 36% and an approximate 33% equity interest in us on an unconverted basis and on a fully converted basis, respectively.” Provide us with your underlying calculations supporting the foregoing ownership percentages.

RESPONSE:                            We have set forth on Exhibit C proposed edits to the Registration Statement to clarify that the 33% equity interest in us owned by Yorktown assumes that none of the Series A Holders have converted their Series A Preferred Stock to common stock and that the 36% equity interest in us owned by Yorktown assumes that all of the Series A Holders have converted their Series A Preferred Stock to common stock. We have included in the Supplemental Letter the underlying calculations supporting such percentages.

Dilution, page 60

5.                                      Please provide us with calculations supporting your determination of the historical and pro forma tangible net worth amounts used in your dilution calculations. Provide any other underlying supporting information to facilitate our review of your dilution table amounts and corresponding sensitivity analyses.

RESPONSE:                            We have included in the Supplemental Letter the underlying calculations supporting our determination of the historical and pro forma tangible net worth amounts used in our dilution calculations.

6.                                      Tell us how you determined the “Total Consideration Amount” for “Existing owners” in your tabular presentation at the bottom of page 60.

RESPONSE:                            We determined the “Total Consideration Amount” (in thousands) for Existing Owners of $873,762 by taking the sum of the (i) the total consideration of $365,418 received with respect to issuances of Tranche C Units in Holdings (other than with respect to the 2016 Equity Offering), (ii) the total consideration of $503,344 received with respect to issuances of Tranche A Units in Holdings and (iii) the total consideration of $5,000 received with respect to issuances of Tranche C Units in Holdings from the 2016 Equity Offering. We did not include amounts received with respect to the issuance of the Series A Preferred Units and Series B Preferred Units in this calculation.

Note 3 — Pro Forma Adjustments and Assumptions, page F-11

Note (f), page F-12

7.                                      You state that the value of the incentive units that will vest as a result of this offering will be calculated based on the 10-day volume weighted average price of your common stock following the closing of this offering. With reference to FASB ASC 718-10-30, explain your basis for the valuation of these incentive units.

RESPONSE: We advise the Staff that as of the effective date of Holdings’ merger with and into us, we will begin accounting for the incentive unit awards as equity-classified awards pursuant to ASC Topic 718. As a result, per ASC 718-10-30, we will measure the fair value of the awards on the effective date of this offering and recognize compensation expense equal to the awards’ fair value. We will provide an initial estimate to investors of the aggregate amount of such compensation expense by reference to the midpoint of the price range set forth on the cover page of our prospectus, and provide an update to such amount based on the price per share of our common stock sold to the public in this offering in the final prospectus we file with the Commission pursuant to Rule 424. We have provided on Exhibit D proposed edits to the Registration Statement to remove the assertion that the value of the incentive units will be calculated based on the 10-day volume weighted average price of our common stock following the closing of this offering and to clarify the price per share used by the Company for measurement purposes for calculating the stock based compensation expense.

Note (j), page F-13

8.                                      Provide us with the table setting forth the computation of pro forma basic and diluted loss per common share for the six-month period ended June 30, 2016.

RESPONSE:                            We have included in the Supplemental Letter a table setting forth the computation of pro forma basic and diluted loss per share for the six-month period ended June 30, 2016.

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In connection with responding to the Staff’s comments, we acknowledge that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,

EXTRACTION OIL & GAS, LLC

By:	/s/ Russell T. Kelley, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

Enclosures

cc:                                Mark A. Erickson, Chairman and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.

Angel Salinas, PricewaterhouseCoopers LLP